File No. 83-1

Regulation IA

Rule 3

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

AMENDED REPORT OF

THE INTER-AMERICAN DEVELOPMENT BANK

(the “Bank”)

In respect of the Bank’s

Series No. 1014

U.S.$100,000,000 3.802 percent Notes due November 12, 2030

Filed pursuant to Rule 3 of Regulation IA

Dated: December 19, 2025

File No. 83-1

Regulation IA

Rule 3

This Amended Report to amend the current Report on Form DSTRBRPT filed by the Bank on November 12, 2025 (the “Original DSTRBRPT”), is filed to amend the Pricing Supplement (Exhibit B to the Original DSTRBRPT) to modify the “Use of Proceeds” disclosure under the “Additional Information Regarding the Notes” section, and to file a copy of the Amendment No. 1 to the Pricing Supplement, attached to this Amended Report as Exhibit B.

Exhibit B

EXECUTION VERSION

AMENDMENT NO. 1

to

PRICING SUPPLEMENT

Inter-American Development Bank

Global Debt Program

Series No: 1014

U.S.$100,000,000 3.802 percent Notes due November 12, 2030 (the “Notes”)

Issue Price: 100.00 percent

No application has been made to list the Notes on any stock exchange.

Crédit Agricole CIB

The date of Amendment No. 1 to this Pricing Supplement (originally executed on November 10, 2025) is December 19, 2025.

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No.:1014

U.S.$100,000,000 3.802 percent Notes due November 12, 2030

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions (the “Conditions”) set forth in the Prospectus dated July 28, 2020 (the “Prospectus”) (which for the avoidance of doubt does not constitute a prospectus for the purposes of Part VI of the United Kingdom (“UK”) Financial Services and Markets Act 2000 or a base prospectus for the purposes of Regulation (EU) 2017/1129 (as amended, the “Prospectus Regulation”) or the Prospectus Regulation as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”)). This Pricing Supplement must be read in conjunction with the Prospectus. This document is issued to give details of an issue by the Inter-American Development Bank (the “Bank”) under its Global Debt Program and to provide information supplemental to the Prospectus. Complete information in respect of the Bank and this offer of the Notes is only available on the basis of the combination of this Pricing Supplement and the Prospectus.

On December 19, 2025, this Pricing Supplement was amended and restated to revise the “Use of Proceeds” disclosure that appears under “Additional Information Regarding the Notes.” The amendment did not change or affect any of the Terms and Conditions of the Notes.

MiFID II and UK MiFIR product governance / Professional investors and ECPs target market – See “General Information—Additional Information Regarding the Notes—Matters relating to MiFID II and UK MiFIR” below.

Terms and Conditions

The following items under this heading “Terms and Conditions” are the particular terms which relate to the issue the subject of this Pricing Supplement. Together with the applicable Conditions (as defined above), which are expressly incorporated hereto, these are the only terms that form part of the form of Notes for such issue.

1.	Series No.:	1014

2.	Aggregate Principal Amount:	U.S.$100,000,000

3.	Issue Price:	U.S.$100,000,000, which is 100.00 percent of the Aggregate Principal Amount

4.	Issue Date:	November 12, 2025

5.	Form of Notes (Condition 1(a)):	Registered only

6.	New Global Note:	No

7.	Authorized Denomination(s) (Condition 1(b)):	U.S.$200,000 and integral multiples of U.S.$1,000 in excess thereof

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No.:1014

U.S.$100,000,000 3.802 percent Notes due November 12, 2030

8.	Specified Currency (Condition 1(d)):	United States Dollars (U.S.$) being the lawful currency of the United States of America

9.	Specified Principal Payment Currency (Conditions 1(d) and 7(h)):	U.S.$

10.	Specified Interest Payment Currency (Conditions 1(d) and 7(h)):	U.S.$

11.	Maturity Date (Condition 6(a); Fixed Interest Rate and Zero Coupon):	November 12, 2030

12.	Interest Basis (Condition 5):	Fixed Interest Rate (Condition 5(I))

13.	Interest Commencement Date (Condition 5(III)):	Issue Date (November 12, 2025)

14.	Fixed Interest Rate (Condition 5(I)):

	(a) Interest Rate:	3.802 percent per annum

(b) Fixed Rate Interest Payment Date(s):

Annually in arrears on November 12 in each year, commencing on November 12, 2026, up to and including the Maturity Date.

Each Fixed Rate Interest Payment Date is subject to the Business Day Convention, but with no adjustment to the amount of interest otherwise calculated.

	(c) Business Day Convention:	Following Business Day Convention

	(d) Fixed Rate Day Count Fraction(s):	30/360

15.	Relevant Financial Center:	New York

16.	Relevant Business Days:	New York

17.	Issuer’s Optional Redemption (Condition 6(e)):	No

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No.:1014

U.S.$100,000,000 3.802 percent Notes due November 12, 2030

18.	Redemption at the Option of the Noteholders (Condition 6(f)):	No

19.	Governing Law:	New York

Other Relevant Terms

1.	Listing:	None

2.	Details of Clearance System Approved by the Bank and the Global Agent and Clearance and Settlement Procedures:	Euroclear Bank SA/NV and/or Clearstream Banking S.A.

3.	Syndicated:	No

4.	Commissions and Concessions:	No commissions or concessions are payable in respect of the Notes. The Dealer or one of its affiliates has arranged a swap with the Bank in connection with this transaction and will receive amounts thereunder that may comprise compensation.

5.	Estimated Total Expenses:	The Dealer has agreed to pay for all material expenses related to the issuance of the Notes.

6.	Codes:

	(a) CUSIP:	322730462

	(b) ISIN:	XS3227304626

7.	Identity of Dealer:	Crédit Agricole Corporate and Investment Bank

8.	Provision for Registered Notes:

	(a) Individual Definitive Registered Notes Available on Issue Date:	No

	(b) DTC Global Note(s):	No.

	(c) Other Registered Global Notes:	Yes, issued in accordance with the Amended and Restated Global Agency Agreement, dated as of July 28, 2020, between the Bank, Citibank, N.A., London Branch as Global Agent, and the other parties thereto.

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No.:1014

U.S.$100,000,000 3.802 percent Notes due November 12, 2030

9.	Intended to be held in a manner which would allow Eurosystem eligibility:	Not Applicable

10.	Selling Restrictions:

	(a) United States:	Under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended.

	(b) United Kingdom:	The Dealer represents and agrees that (a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the Notes in circumstances in which Section 21(1) of the FSMA does not apply to the Bank, and (b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to such Notes in, from or otherwise involving the UK.

	(c) Singapore:	The Dealer represents, warrants and agrees, that it has not offered or sold any Notes or caused the Notes to be made the subject of an invitation for subscription or purchase and will not offer or sell any Notes or cause the Notes to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute the Prospectus, this Pricing Supplement or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes, whether directly or indirectly, to any person in Singapore other than: (i) to an institutional investor (as defined in Section 4A

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No.:1014

U.S.$100,000,000 3.802 percent Notes due November 12, 2030

of the SFA) pursuant to Section 274 of the SFA or (ii) to an accredited investor (as defined in Section 4A of the SFA) pursuant to and in accordance with the conditions specified in Section 275 of the SFA and (where applicable) Regulation 3 of the Securities and Futures (Classes of Investors) Regulations 2018 of Singapore.

Investors should note that there may be restrictions on the secondary sale of the Notes under Section 276 of the SFA.

Any reference to the SFA is a reference to the Securities and Futures Act 2001 of Singapore and a reference to any term that is defined in the SFA or any provision in the SFA is a reference to that term or provision as amended or modified from time to time including by such of its subsidiary legislation as may be applicable at the relevant time.

In the case of the Notes being offered into Singapore in a primary or subsequent distribution, and solely for the purposes of its obligations pursuant to Section 309B of the SFA, the Issuer has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the Notes are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 of Singapore) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

(d) General:	No action has been or will be taken by the Issuer that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, the Dealer agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No.:1014

U.S.$100,000,000 3.802 percent Notes due November 12, 2030

General Information

Additional Information Regarding the Notes.

1.	Use of Proceeds

“Use of Proceeds” in the Prospectus shall be deleted in its entirety and replaced by the following:

The Issuer intends to apply the net proceeds from this offer of Notes specifically for “Eligible Projects” under the “Eligible Social Categories”, in accordance with and as defined in the Issuer’s Sustainable Debt Framework (the “SDF”); and the applicable “Eligible Project Categories” in accordance with and as defined in the Amazonia Bond Issuance Guidelines (the “ABIG”). The proceeds will be invested in accordance with the Bank’s conservative liquidity investment guidelines until used to support the Bank’s financing of Eligible Projects. The SDF and ABIG are available on the website of the Issuer at https://www.iadb.org/en/how-we-can-work-together/investors. Such information relating to the SDF and ABIG will be updated from time to time. Information on the Bank’s website, including the SDF and ABIG, is not intended to be incorporated by reference into this Pricing Supplement.

2.	Additional Investment Considerations

Although the Notes are issued under the SDF, the Notes may not satisfy an investor’s requirements if the investor seeks to invest in assets with certain sustainability characteristics. No assurance is or can be given to investors that the use of proceeds will satisfy, whether in whole or in part, any present or future investor expectations or requirements regarding any investment criteria or guidelines applicable to any investor or its investments. In addition, no assurance is or can be given to investors that any projects undertaken by the Bank will meet any or all investor expectations regarding “sustainable” or other equivalently-labelled performance objectives or that any adverse environmental, social and/or other impacts will not occur during the implementation by the borrower or any other implementing entity of any projects. Furthermore, it should be noted that there is currently no clearly-defined definition (legal, regulatory or otherwise) of, nor market consensus as to what constitutes, a “sustainable” or an equivalently-labelled project or as to what precise attributes are required for a particular project to be defined as “sustainable” or such other equivalent label and if developed in the future, the Notes may not comply with any such definition or label.

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No.:1014

U.S.$100,000,000 3.802 percent Notes due November 12, 2030

There can be no assurance that the net proceeds from the sale of any particular tranche of Notes will be totally or partially disbursed for any Eligible Projects undertaken by the Bank within the term of such Notes or allocated to any expenditures for Eligible Projects in the 36 months prior to any such issuance. Not all projects undertaken by the Bank, including Eligible Projects, will be completed within the specified period or with the results or outcome as originally expected or anticipated by the Bank and some planned projects might not be completed at all. Each potential purchaser of the Notes should determine for itself the relevance of the information contained in this Pricing Supplement regarding the use of proceeds and its purchase of the Notes should be based upon such investigation as it deems necessary.

3.	Matters relating to MiFID II and UK MiFIR

The Bank does not fall under the scope of application of either the MiFID II or the UK MiFIR regime. Consequently, the Bank does not qualify as an “investment firm”, “manufacturer” or “distributor” for the purposes of MiFID II or UK MiFIR.

MiFID II product governance / Professional investors and ECPs target market – Solely for the purposes of the EU manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties and professional clients, each as defined in MiFID II; and (ii) all channels for distribution of the Notes are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the EU manufacturer’s target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the EU manufacturer’s target market assessment) and determining appropriate distribution channels.

For the purposes of this provision, the expression “EU manufacturer” means the Dealer and the expression “MiFID II” means Directive 2014/65/EU, as amended.

UK MiFIR product governance / Professional investors and ECPs target market – Solely for the purposes of the UK manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties, as defined in COBS, and professional clients, as defined in UK MiFIR; and (ii) all channels for distribution of the Notes are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the UK manufacturer’s target market assessment; however, a distributor subject to the UK MiFIR Product Governance Rules is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the UK manufacturer’s target market assessment) and determining appropriate distribution channels. For the purposes of this provision, (i) the expression “UK manufacturer” means the Dealer, (ii) the expression “COBS” means the FCA Handbook Conduct of Business Sourcebook, (iii) the expression “UK MiFIR” means Regulation (EU) No 600/2014 as it forms part of UK domestic law by virtue of the EUWA and (iv) the expression “UK MiFIR Product Governance Rules” means the FCA Handbook Product Intervention and Product Governance Sourcebook.

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No.:1014

U.S.$100,000,000 3.802 percent Notes due November 12, 2030

INTER-AMERICAN DEVELOPMENT BANK

By:	/s/ Gustavo Alberto De Rosa
Name:	Gustavo Alberto De Rosa
Title:	Chief Financial Officer and
General Manager, Finance Department

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No.:1014

U.S.$100,000,000 3.802 percent Notes due November 12, 2030